                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 15)*

                             EQK Realty Investors I
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Shares of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268820-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-(c)
          [_]  Rule 13d-1(d)
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 268820-107                   13G                    Page 2  of 8 Pages

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER             0
   SHARES         ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           906,600
  OWNED BY        ______________________________________________________________
    EACH          7.   SOLE DISPOSITIVE POWER        0
  REPORTING       ______________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER      906,600
    WITH:         ______________________________________________________________

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    906,600
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*    [_]        N/A
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                    HC
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*SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 268820-107                   13G                    Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER             0
   SHARES         ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           906,600
  OWNED BY        ______________________________________________________________
    EACH          7.   SOLE DISPOSITIVE POWER        0
  REPORTING       ______________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER      906,600
    WITH:

-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    906,600
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*        [_]                N/A
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                    BK
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*SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 268820-107                   13G                    Page 4 of 8  Pages

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Item 1(a).  Name of Issuer:

            EQK Realty Investors I
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Item 1(b).  Address of Issuer's Principal Executive Offices:

            5775 Peachtree Dunwoody Road
            Suite 200-D
            Atlanta,  GA  30342-1505
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Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation, Wilmington Trust Company
--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890
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Item 2(c).  Citizenship:

            Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation.
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Item 2(d).  Title of Class of Securities:

            Shares of Beneficial Interest
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Item 2(e).  CUSIP Number:

            268820-107
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Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.

               Wilmington Trust Company is a bank and is a direct, wholly-owned subsidiary of Wilmington Trust Corporation.



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CUSIP No. 268820-107                   13G                    Page 5 of 8  Pages


     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               Wilmington Trust Corporation is a Parent Holding Company.

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [X]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Wilmington Trust Corporation and Wilmington Trust Company are a Group.

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          Wilmington Trust Corporation: 906,600
          Wilmington Trust Company:     906,600

     (b)  Percent of class:
          Wilmington Trust Corporation: 9.4%
          Wilmington Trust Company:     9.4%


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CUSIP No. 268820-107                   13G                    Page 6 of 8 Pages

     (c)  Number of shares as to which Wilmington Trust Corporation has:

          (i)   Sole power to vote or to direct the vote

                         0

          (ii)  Shared power to vote or to direct the vote

                         906,600

          (iii) Sole power to dispose or to direct the disposition of

                         0

          (iv)  Shared power to dispose or to direct the disposition of

                         906,600

          Number of shares as to which Wilmington Trust Company has:

          (i)   Sole power to vote or to direct the vote

                         0

          (ii)  Shared power to vote or to direct the vote

                         906,600

          (iii) Sole power to dispose or to direct the disposition of

                         0

          (iv)  Shared power to dispose or to direct the disposition of

                         906,600

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]


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CUSIP No. 268820-107                   13G                    Page 7 of 8 Pages

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company: BK
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Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation: HC
         Wilmington Trust Company: BK
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

         Not applicable.
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Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 268820-107                   13G                    Page 8 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1999                                  WILMINGTON TRUST CORPORATION


                                                  By: /s/ Thomas P. Collins
                                                  -------------------------
                                                    Thomas P. Collins
                                                    Vice President and Secretary


                                                  WILMINGTON TRUST COMPANY


                                                  By: /s/ Allan C. Lynch, Jr.
                                                  -------------------------
                                                    Allan C. Lynch, Jr.
                                                    Vice President


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                            WILMINGTON TRUST COMPANY
                            1100 North Market Street
                            Wilmington, Delaware 19890




February 9, 2000




United States Securities and
 Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Gentlemen/Ladies:

Pursuant to Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended, we are filing herewith in electronic format a Schedule 13-G reflecting beneficial ownership as of December 31, 1999 by Wilmington Trust Company, with respect to the following issuer and security:

              EQK Realty Investors I Shares of Beneficial Interest

Please contact me if there are any questions regarding this filing.

Sincerely,



/s/ Sharon C. Roy
----------------------------
Sharon C. Roy
Assistant Vice President and
Fiduciary Compliance Officer

Telephone Number (302) 651-8378